82-4506

04024443

CHB CHOHUNG BANK

April 13, 2004

Share Swap Resolution

I, being a duly authorized officer of Chohung Bank, hereby give a notice of the approval, at the Board Meeting held on April 12, 2004, of a resolution proposing a swap of Chohung Bank shares for Shinhan Financial Group shares so as to make Chohung Bank a wholly-owned subsidiary of the Shinhan Financial Group. The proposed schedule for the share swap is as follows:

Schedule	Date
Approval of share swap structure for Chohung Bank minority shareholders	April 12, 2004
Closing date of shareholders' list for CHB Extraordinary Meeting of Shareholders	April 21, 2004
CHB Extraordinary Meeting of Shareholders for approval of share swap	May 24, 2004
Period for stock purchase claims by dissenting Chohung Bank shareholders[1)]	May 25 to June 3, 2004
Finalization of share swap	June 22, 2004

Note 1) Shareholders wishing to make stock purchase claims must give notice of such claims before the Extraordinary Meeting of Shareholders scheduled for May 24, 2004.

- **Share swap ratio**: 1Chohung Bank common share : 0.1354 Shinhan Financial Group share
- **Put-back price for dissenting shareholders**: W3,067

In addition, it was announced at the Board Meeting of Shinhan Financial Group held on April 12, 2004 that an all-cash tender offer of W3,500 per share would be made for 27,109,657 Chohung Bank shares, pursuant to providing opportunities for Chohung Bank's minority shareholders. The tender offer is scheduled to begin on April 26, 2004 and will continue for a period of 22 days, closing on May 17, 2004.

Sungyoon Kim

Sung-Yoon Kim
General Manager
Planning Division

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